Exhibit 20

Press Release

MARCONI WINS CONTRACT TO BUILD 3G TRANSMISSION NETWORK FOR 02 IN GERMANY

mmO2’s German subsidiary signs contract to build SDH microwave radio network for third generation mobile roll-out

London, October 14, 2002 – Marconi (MONI) today announced that it has been selected by 02, the German mobile network operator, to build a transmission network to support the launch of third generation mobile services due to be introduced in Germany next year. Under the major four-year frame contract, Marconi will supply its Digital Radio System (MDRS), a point-to-point microwave radio technology, to enable the transport of large amounts of third generation traffic from NodeB base stations to 02’s fixed network.

The contract also includes Marconi’s Synchronous Digital Hierarchy (SDH) short-haul systems and antennae systems, as well as network management, installation, commissioning and training. The contract also covers long-haul SDH systems and SDH cross-connect equipment, as well as PDH equipment. Marconi will also provide consultancy and services support.

Marconi is among the leading providers of telecommunications transmission equipment in Europe. The company has extensive experience in installing transmission networks for mobile operators and is increasingly supplying networks for third generation (3G) mobile services.

“We have been looking for a SDH microwave radio solution to be prepared for the ever increasing traffic of new mobile data services within the transmission part of our network,” said Karl-Wilhelm Rohrsen, Chief Technology Officer of 02. “Marconi was able to prove that they have the right technology to meet our roll-out requirements and builds on our long-term partnership with Marconi.”

Commenting on the agreement, Mike Parton, Marconi chief executive, said: “Germany is at the forefront in the roll-out of third generation mobile services and Marconi is playing a central part by providing reliable, proven transmission networks. The strength of our technology and our long term customer relationship played a crucial role in winning this contract and make us a strong contender to win further 3G transmission network builds across Europe.”

ENDS/...

Press Release

Note to Editors:

Marconi Digital Radio System (MDRS) is a point-to-point microwave radios system family for short-haul and long-haul applications, delivering bandwidths for access, feeder and back-haul applications. MDRS has full SDH compatibility, is highly reliable, and offer expandable transmission capacity and rapid installation and commissioning procedures.

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

About mmO2

mmO2 has 100% ownership of mobile network operators in four countries — the UK, Germany, the Netherlands and Ireland — as well as a leading mobile internet portal business. All of these businesses have now been re-branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom).

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony (“3G”) licences in the UK, Ireland, the Netherlands, and Germany.

mmO2 has approximately 17. 75 million customers and some 14,000 employees, with revenues for the year ended 31 March 2002 of £4.276 million. Data represented 14.6% of total service revenues in the quarter ending 30 June 2002.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright © 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly/David Beck Public Relations Marconi plc +44 (0) 207 306 1771 joe.kelly@marconi.com	Heather Green Investor Relations Marconi plc +44 (0) 207 306 1735 heather.green@marconi.com